Sharpe Resources Corporation

Via Edgar Electronic Filing

January 25, 2013

US Securities & Exchange Commission

Mr. Robert Carroll

Washington, DC 20549

RE:

Letter Dated 12, 21, 2012

Sharpe Resources Corporation

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 1-34399

Dear Mr. Carroll:

After speaking with you by phone on January 9, 2013 regarding an extension to the letter referenced above, you approved my request for a 10 business day extension was given.  We are still unable to comply due to difficulty obtaining the necessary cooperation from our auditors for items 4-6 in your letter.  As I explained in my phone call, this happens to be their busy time of the year, as they are starting with all their customers scheduling and beginning year end audits.  In addition there is the matter of our outstanding balance due to them.  Although we have worked with this audit firm for many years, wishing to maintain our working relationship, we are working toward getting the funds together to clear this balance. Ten days has not been sufficient time to get all of these issues completed.  Therefore, I am requesting an additional 30 business days from the date of this request, to comply with the above referenced letter.  Should you have any questions or wish to speak with me, I can be reached at 703-873-7786 or by email at rolandl525@gmail.com.  Thank you and I would sincerely appreciate your further consideration with this matter as it is our objective to comply with your requirements as soon as possible.

Sincerely,

Roland M. Larsen

Chief Executive Officer

3258 Mob Neck Road

Heathsville, VA   22473

Tel. 804/580-8107

Fax 804-580-4132